UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Kid Brands Inc.

(Name of Issuer)

Common Stock, $0.10 stated value

(Title of Class of Securities)

49375T100

(CUSIP Number)

W. Tom Donaldson, III Esq

1101 Haynes Street, Suite 108

Raleigh, North Carolina 27604

(919) 827-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49375T100	(Page 2 of 5)

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morehead Opportunity Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) N/A
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 49375T100	(Page 3 of 5)

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on November 3, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on June 20, 2012 and as amended by Amendment No. 2 to the Schedule 13D filed on July 17, 2012 (together, the “Schedule 13D”). This Amendment No. 3 is being filed by Morehead Opportunity Fund, LP (the “Reporting Person”) and relates to the common stock, stated value $0.10 per share, of Kid Brands, Inc., a New Jersey corporation (the “Company”). All capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, items in the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

On June 27, 2014 through July 7, 2014, the Reporting Person disposed of all of its Shares of the Company. The sales of the 1,759,391 Shares were made in the open market at prices below $0.01 per share. As a result of the sales of Shares, the Reporting Person is the beneficial owner of 0 Shares of the Company and is deemed to own 0.0% of the Issuer’s Shares.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP
Date: July 8, 2014

	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ Quinton Maynard
	Name:	Quinton Maynard
	Title:	Manager